Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . May 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel...............
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
Bill Fletcher
President and CEO
Teva Pharmaceuticals North America
(215) 591-8800
Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES AGREEMENT TO ACQUIRE HONEYWELL PHARMACEUTICAL FINE CHEMICALS S.R.L IN ITALY

Jerusalem, Israel, May 21, 2002 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today, that it has reached an agreement with Honeywell International Inc. to acquire Honeywell Pharmaceutical Fine Chemicals S.r.l. (HPFC S.r.l.), one of its Italian subsidiaries. The cash transaction is expected to be completed next month, subject to obtaining the required approvals.

HPFC S.r.l., a profitable producer of active pharmaceutical ingredients (API), had total sales in 2001 of approximately $55 million. Teva has been a customer of HPFC's main product segments including CNS and anti-inflammatory products. The company has two FDA approved manufacturing facilities and a sales office in Northern Italy and employs approximately 200 persons. These facilities will be integrated with Teva's two existing API facilities in the area. Teva currently manufacturers API products in Israel, Italy, Hungary and the U.S.

Israel Makov, Teva's President & CEO, stated: "This transaction will broaden our API product line and demonstrates our continued commitment to better serving our customers worldwide. The acquisition fits very well with our API activity which provides strategic depth to our overall generic business and further enhances Teva's global leadership in generic pharmaceuticals."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suesskind [signature]
Dan Suesskind
Chief Financial Officer

Date: May 22, 2002